SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K



  X Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of
                 1934 For the Fiscal Year Ended October 31, 1998

     Transition   Report  Pursuant to Section 15 (d) of the Securities  Exchange
                  Act of 1934 For the transition period from to

                             Commission file number:

                            Harnischfeger Industries
                         Employees' Savings Plan 1-9299

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN

B.          Name of issuer of the  securities  held  pursuant to the Plan and the address of its principal executive office:

                         Harnischfeger Industries, Inc.
                              3600 South Lake Drive
                        St. Francis, Wisconsin 53235-3716





                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Harnischfeger Industries Employees' Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Harnischfeger Industries Employees' Savings Plan (the "Plan") at October 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/x/ PricewaterhouseCoopers LLP

April 9, 1999



                                                 HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
                                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                               AT OCTOBER 31, 1998

                                             Fidelity                                                         Fidelity
                               Fidelity      Equity                    Fidelity    Spartan     Harnischfeger    Asset       PIMCO
                               Magellan      Income      Fixed Income  Overseas    U.S Equity  Manager Stock   Manager  Total Return
                                 Fund         Fund         Fund         Fund       Index Fund     Fund          Fund        Fund
                               ------------  ---------   ---------     ---------  -----------  -----------  -----------  -----------

ASSETS:
  Investments -
    Fixed income fund                   -             -   79,944,734           -           -             -           -           -
    Mutual stock funds                  -    31,351,186            -   5,928,842   15,767,914            -           -           -
    Balanced funds                      -             -            -           -           -             -   4,373,182   4,242,573
    Growth funds               62,190,970             -            -           -           -             -           -           -
    Harnischfeger common
      stock fund                        -             -            -           -           -    14,058,265           -           -
    Loans to participants               -             -            -           -           -             -           -           -
                               -----------   ----------   ----------   ---------   ----------   ----------   ---------   ---------
       Total Investments       62,190,970    31,351,186   79,944,734   5,928,842   15,767,914   14,058,265   4,373,182   4,242,573
                               -----------   ----------   ----------   ---------   ----------   ----------   ---------   ---------

  Receivables -
    Employee contributions         20,972         8,897       20,972       1,907       3,813         1,907       1,271       1,271
    Employer contributions          7,252         4,149       20,166       1,844       2,129         5,458       1,158       2,161
                               -----------   ----------   ----------   ---------   ---------    -----------  ---------   ---------
       Total Receivables           28,224        13,046       41,138       3,751       5,942         7,365       2,429       3,432
                               -----------   ----------   ----------   ---------   ---------    -----------  ---------   ---------

    Total Assets               62,219,194    31,364,232   79,985,872   5,932,593   15,773,856   14,065,630   4,375,611   4,246,005
                               -----------   ----------   ---------    ----------  ----------  -----------   ---------   ---------

LIABILITIES:
  Accrued expenses                      -            -        16,356           -           -            -            -           -
                               -----------   ----------  -----------  ----------  ----------    ---------    ---------   ---------

NET ASSETS AVAILABLE
                               -----------   ----------  -----------  ----------  ----------    ----------   ---------   ---------

FOR BENEFITS                   62,219,194    31,364,232   79,969,516  5,932,593   15,773,856    14,065,630   4,375,611   4,246,005
                               ==========    ==========   ==========  =========   ==========    ==========   =========   =========




                                              PIMCO
                                   PBHG      Capital
                                  Growth   Appreciation  Loans to
                                   Fund        Fund     Participants   Total
                              -  ---------  -----------  ----------- ---------
ASSETS:
  Investments -
    Fixed income fund                   -           -           -     79,944,734
    Mutual stock funds                  -           -           -     53,047,942
    Balanced funds                      -           -           -      8,615,755
    Growth funds                2,189,232   3,646,837           -     68,027,039
    Harnischfeger common
      stock fund                        -           -           -     14,058,265
    Loans to participants               -           -   4,146,036      4,146,036
                                ---------   ---------   ---------    -----------
       Total Investments        2,189,232   3,646,837   4,146,036    227,839,771
                                ---------   ---------   ---------    -----------

  Receivables -
    Employee contributions            636       1,907          -          63,553
    Employer contributions          1,044          89          -          45,450
                                ---------   ---------   ---------    -----------
       Total Receivables            1,680       1,996                    109,003
                                ---------   ---------   ---------    -----------

    Total Assets                2,190,212   3,648,833   4,146,036    227,948,774
                                ---------   ---------   ---------    -----------

LIABILITIES:
  Accrued expenses                      -           -           -         16,356
                                ---------   ---------   ---------    -----------
 NET ASSETS AVAILABLE
                                ---------   ---------   ---------    -----------

FOR BENEFITS                    2,190,912   3,648,833   4,146,036    227,932,418
                                =========   =========   =========    ===========

The accompanying notes are an integral part of these financial statements.




                                                 HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
                                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                               AT OCTOBER 31, 1997

                                             Fidelity                                                         Fidelity
                               Fidelity      Equity                    Fidelity    Spartan     Harnischfeger    Asset       PIMCO
                               Magellan      Income      Fixed Income  Overseas    U.S Equity  Manager Stock   Manager  Total Return
                                 Fund         Fund         Fund         Fund       Index Fund     Fund          Fund        Fund
                               ------------  ---------   ---------     ---------  -----------  -----------  -----------  -----------
ASSETS:
  Investments -
    Fixed income fund                   -             -   90,505,365           -           -             -           -           -
    Mutual stock funds                  -    34,474,806            -   7,378,819   14,448,834            -           -           -
    Mutual bond fund                    -             -            -           -           -             -           -           -
    Balanced funds                      -             -            -           -           -             -   4,227,919     599,249
    Growth funds               62,096,161             -            -           -           -             -           -           -
    Harnischfeger common
      stock fund                        -             -            -           -           -    31,221,844           -           -
    Loans to participants               -             -            -           -           -             -           -           -
                               -----------   ----------   ----------   ---------   ----------   ----------   ---------   ---------
       Total Investments       62,096,161    34,474,806   90,505,365   7,378,819   14,448,834   31,221,844   4,227,919     599,249
                               -----------   ----------   ----------   ---------   ----------   ----------   ---------   ---------

  Receivables -
    Employee contributions        121,551        80,809      134,593      17,586       35,561       18,483       8,946      18,304
                               -----------   ----------   ----------   ---------   ----------  -----------   ---------   ---------
    Total Assets               62,217,712    34,555,615   90,639,958   7,396,405   14,484,395   31,240,327   4,236,865     617,553
                               -----------   ----------   ---------    ----------  ----------  -----------   ---------   ---------

LIABILITIES:
  Accrued expenses                      -            -        17,951           -           -            -            -           -

                               -----------   ----------  -----------  ----------  ----------    ---------    ---------   ---------

NET ASSETS AVAILABLE
                               -----------   ----------  -----------  ----------  ----------    ----------   ---------   ---------

FOR BENEFITS                   62,217,712    34,555,615   90,622,007  7,396,405   14,484,395    31,240,327   4,236,865     617,553
                               ==========    ==========   ==========  =========   ==========    ==========   =========   =========




                                                         PIMCO
                                  Fidelity     PBHG      Capital
                                Intermediate Growth   Appreciation  Loans to
                                 Bond Fund     Fund        Fund     Participants  Total
                                -------- -  ---------  -----------  ----------- ---------
ASSETS:
  Investments -
    Fixed income fund                  -           -           -           -     90,505,365
    Mutual stock funds                 -           -           -           -     56,302,459
    Mutual bond fund           3,078,489           -           -           -      3,078,489
    Balanced funds                     -           -           -           -      4,827,168
    Growth funds                       -   3,305,139   3,177,390           -     68,578,690
    Harnischfeger common
      stock fund                       -           -           -           -     31,221,844
    Loans to participants              -           -           -   5,294,933      5,294,933
                               ---------   ---------   ---------   ---------    ----------
       Total Investments       3,078,489   3,305,139   3,177,390   5,294,933    259,808,948
                               ---------   ---------   ---------   ---------    ----------

  Receivables -
    Employee contributions        26,294      10,714       6,210           -       479,051
                               ---------   ---------   ---------   ---------    ----------
    Total Assets
                               3,104,783   3,315,853   3,183,600   5,294,933    260,287,999
                               ---------   ---------   ---------   ---------    -----------
LIABILITIES:
  Accrued expenses                     -           -          -            -         17,951
                               ---------   ---------   ---------   ---------    -----------
 NET ASSETS AVAILABLE
                               ---------   ---------   ---------   ---------    -----------

 FOR BENEFITS                  3,104,783   3,315,853   3,183,600   5,294,933    260,270,048
                               =========   =========   =========   =========    ===========

The accompanying notes are an integral part of these financial statements.





                                                               HARNISCHFEGER INDUSTRIES EMPLOYEE'S SAVINGS PLAN
                                                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                                      FOR THE YEAR ENDED OCTOBER 31, 1998





                                             Fidelity      Fidelity    Fixed       Fidelity        Fidelity      Spartan
                                             Magellan       Equity     Income     Intermediate     Overseas     U.S. Equity
                                               Fund         Fund        Fund       Bond Fund          Fund      Index Fund
                                             ----------    --------- ----------   --------         ---------    -----------
Interest and dividend income                 4,738,519     2,137,399   5,317,995     119,248        372,710        473,286

Realized gains (losses) on
  sales of investments                       1,432,876     1,060,746           -       1,363        111,050      1,063,917

Unrealized appreciation (depreciation
  of investments                             4,145,483       741,347           -         329        (74,379)     1,691,521

Employer contributions                           7,252         4,149      20,166           -          1,844          2,129

Employee contributions                       4,898,430     2,767,831   4,459,802     282,340        923,430      1,700,404

Interfund transfers                          (3,019,987)  (1,727,161) (1,498,049)  (3,295,853)   (1,146,056)       164,670

Withdrawals and distributions                (3,480,746)  (1,753,770) (9,811,597)     (48,511)     (384,758)    (1,072,590)
                                             ----------   ----------  ----------   -----------   -----------    -----------

       Net increase (decrease)                8,721,827    3,230,541  (1,511,683)  (2,941,084      (196,159)     4,023,337


       Castings Division transferred out       (673,498)    (318,446) (2,030,667)     (45,946)      (42,156)      (257,212)
       MHE transferred out                   (7,090,670)  (3,258,639) (5,433,393)           -      (884,697)    (1,587,037)
       J&L Fibers transferred out              (956,177)  (2,844,839) (1,676,748)    (117,753)     (340,800)      (889,627)
       Net assets at beginning of year       62,217,712   34,555,615  90,622,007    3,104,783     7,396,405     14,484,395
                                             ----------   ----------  -----------  -----------   ---------      -----------

          Net assets at end of year          62,219,194   31,364,232  79,969,516             -    5,932,593     15,773,856
                                             ==========   ==========  ==========   ===========   ==========     ===========


                                                                                                  PIMCO
                                         Harnischfeger     Fidelity      PIMCO       PBHG        Capital
                                         Common Stock    Asset Manager Total Return  Growth    Appreciation  Loans to
                                             Fund            Fund         Fund        Fund         Fund       Participants    Total
                                          -----------    ------------- ----------- ----------   ---------    ------------  --------

Interest and dividend income                 313,108       411,479      148,499       9,687      267,847             -   14,309,777

Realized gains (losses) on
  sales of investments                    (4,001,481)       22,409         (98)    (159,613)      42,834             -     (425,997)

Unrealized appreciation (depreciation
  of investments                         (16,842,270)       20,546       98,179    (483,011)     (20,604)            -  (10,722,859)

Employer contributions                         5,458         1,158        2,161       1,044           89             -       45,450

Employee contributions                       792,068       523,007      396,627     602,374      538,151             -   17,884,464

Interfund transfers                        6,729,625        22,402    3,654,931    (253,491)     418,095      (49,126)            -

Withdrawals and distributions             (1,191,234)     (180,747)    (213,589)   (249,865)    (289,212)    (217,102)  (18,893,721)
                                         ------------    ----------   ----------  ----------    ---------   ----------   -----------

       Net increase (decrease)           (14,194,726)      820,254    4,086,710    (532,875)     957,200     (266,228)    2,197,114


       Castings Division transferred out    (460,445)      (41,085)      (2,025)    (17,072)                 (102,004)   (3,990,556)
       MHE transferred out                (2,478,261)     (601,870)    (456,119)   (402,005)    (357,715)    (439,083)  (22,989,489)
       J&L Fibers transferred out            (41,265)      (38,553)        (114)   (172,989)    (134,252)    (341,582)   (7,554,699)
       Net assets at beginning of year    31,240,327     4,236,865      617,553   3,315,853    3,183,600    5,294,933    260,270,048
                                         ------------    ----------   ----------  ----------   ----------   ----------   ----------

          Net assets at end of year       14,065,630     4,375,611    4,246,005   2,190,912    3,648,833    4,146,036    227,932,418
                                         ============    ==========   ==========  ==========   ==========   ==========   ===========


The accompanying notes are an integral part of these financial statements.





                                                               HARNISCHFEGER INDUSTRIES EMPLOYEE'S SAVINGS PLAN
                                                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                                      FOR THE YEAR ENDED OCTOBER 31, 1997





                                             Fidelity      Fidelity    Fixed       Fidelity        Fidelity      Spartan
                                             Magellan       Equity     Income     Intermediate     Overseas     U.S. Equity
                                               Fund         Fund        Fund       Bond Fund          Fund      Index Fund
                                             ----------    --------- ----------   --------         ---------    -----------
Interest and dividend income                 1,890,719     1,773,793   5,651,815     203,214        365,990        296,287

Realized gains (losses) on
  sales of investments                       1,191,213       640,409           -      (6,189)        78,021        648,925

Unrealized appreciation (depreciation
  of investments                            10,796,938     4,988,690           -      26,180        483,022      1,938,067

Employee contributions                       5,324,170     3,110,603   6,242,818     514,953      1,064,395      1,698,361

Interfund transfers                         (5,253,098)    1,194,213  (2,609,515)   (441,997)         1,179      2,995,229

Withdrawals and distributions               (3,845,042)   (1,861,799)(11,562,833)   (283,615)      (244,533)      (747,306)
                                             ----------   ----------  ----------   -----------   -----------    -----------

       Net increase (decrease)               10,104,900    9,845,909  (2,277,715)     12,546      1,748,074)     6,829,563


       IMPCO Assets transferred in               30,825        9,549       8,595          898          (567)         8,161
       MPH Assets transferred in                      -            -     166,169            -       199,201        270,805
       Morris Assets transferred in                   -       51,666           -       19,319             -              -
       Net assets at beginning of year       52,081,987   24,648,491  92,724,958    3,072,020     5,449,697      7,375,866
                                             ----------   ----------  -----------  -----------   ---------      -----------

          Net assets at end of year          62,217,712   34,555,615  90,622,007    3,104,783     7,396,405     14,484,395
                                             ==========   ==========  ==========   ===========   ==========     ===========



                                        Harnischfeger     Fidelity      PIMCO       PBHG        PIMCO
                                        Common Stock    Asset Manager Total Return  Growth    Cadence Cap    Loans to
                                            Fund            Fund         Fund        Fund         Fund       Participants    Total
                                         -----------    ------------- ----------- ----------   ---------    ------------  ----------

Interest and dividend income               333,816       276,991       16,984        6,692      118,330             -    10,934,631

Realized gains (losses) on
  sales of investments                     408,434        26,655         (290)     (36,676)         884             -     2,951,386

Unrealized appreciation (depreciation
  of investments                          (691,257)      342,372       11,169       97,735      402,632             -    18,395,548

Employee contributions                   1,058,709       507,962       87,408      515,917      315,039             -    20,440,335

Interfund transfers                     (1,410,417)       (1,305)     470,368    2,577,616     2,310,121      167,606             -

Withdrawals and distributions           (1,600,993)     (212,181)      (5,628)     (17,816)      (25,828)    (134,659)  (20,542,233)
                                       ------------    ----------   ----------  ----------    -----------   ----------  ------------

       Net increase (decrease)          (1,901,708)      940,494      580,011    3,143,468     3,121,178      (32,947)   32,179,667


       IMPCO Assets transferred in           7,983         3,042            -          378           -         10,000        78,864
       MPH Assets transferred in                 -             -       21,025      131,423      62,422         41,705       892,750
       Morris Assets transferred in              -       207,280       16,517       40,584           -         19,458       354,824
       Net assets at beginning of year  33,134,052     3,086,049            -            -           -      5,190,823   226,763,943
                                       ------------    ----------   ----------  ----------   ----------     ----------  ------------

          Net assets at end of year     31,240,327     4,236,865      617,553    3,315,853    3,183,600     5,294,933   260,270,048
                                       ============    ==========   ==========  ==========   ==========     ==========  ===========


The accompanying notes are an integral part of these financial statements.





                HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                            OCTOBER 31, 1998 AND 1997

(1)      PLAN HISTORY

         Harnischfeger Corporation established the Harnischfeger Corporation Employee Savings and Protection Plan effective April 1, 1984 (the "Harnischfeger Plan"). Effective March 2, 1987, sponsorship of the Harnischfeger Plan was assumed by Harnischfeger Industries, Inc. (the "Company") and the Plan was renamed the Harnischfeger Industries Employees' Savings Plan (the "Plan"). The Plan was amended and restated July 1, 1995 to incorporate all previous Plan amendments. The term "Company" as used in these financial statements refers to Harnischfeger Industries, Inc. and its subsidiaries excluding Joy Technologies Inc. and Dobson Park Industries plc.

         On March 30, 1998, Harnischfeger Industries, Inc. announced the sale of approximately 80 percent of the Company's P&H Material Handling unit ("MHE") to Chartwell Investments, Inc. The final employee contribution to the Plan for these participants was completed on March 31, 1998. Morris Material Handling (formerly P&H Material Handling) immediately established its own plan "Morris Material Handling, Inc. Employee Savings Plan". All asset balances were transferred to this new plan on June 1, 1998.

         Harnischfeger Industries, Inc. sold J&L Fiber Services, Inc. ("J&L"), a subsidiary of Beloit Corporation. The final employee contribution to the Plan for these participants was completed on October 31, 1997. All employee funds associated with J&L were transferred out of the plan effective March 10, 1998.

         On July 1, 1997, Harnischfeger Industries, Inc. sold the Castings division of Beloit Corporation. The final employee contribution to the Plan for these participants was completed on July 1, 1997. The transferring out of employee funds from the fund for the Casting division was completed on September 3, 1998.


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation
         ---------------------

         The accompanying financial statements have been prepared on the accrual basis.

         Use of Estimates
         ----------------

         The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         Investments
         -----------

         Investments are stated at fair market value except the Fixed Income Fund which has guaranteed investment contracts that are stated at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals. Unrealized gains and losses on investments are computed based upon market values at the beginning of the year, or acquisition cost if acquired during the year, and market values at the end of the year. Realized gains and losses are recorded based upon market values at the time of sale.


(3)      PLAN PROVISIONS

         The   following   description   of  the  Plan   provides  only  general
         information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

         Plan Purpose
         ------------

         The purposes of the Plan are to encourage savings by employees and to assist them in meeting major financial needs, supplementing retirement benefits and acquiring an equity interest in the Company.

         Plan Administration
         -------------------

         A seven-member Pension and Investment Committee ("the Committee") administers the Plan.

         The assets of the Plan are trusteed by Fidelity Management Trust Company ("Fidelity") and detailed records of participants' accounts are maintained by Fidelity Institutional Retirement Services Company.

         Substantially all administrative expenses of the Plan are paid or accrued for by the Company.

         Eligibility
         -----------

         Substantially every U.S. employee of the Company (except any employee who is covered by a collective bargaining agreement which does not provide for such employee's participation in the Plan) is eligible to participate in the Plan. An eligible employee may become an active participant in the Plan on the first day of any month in which he meets all of the requirements for eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Contributions
         -------------

         Participants may elect to make regular contributions to the Plan of up to ten percent of their pre-tax earnings ("salary reduction contributions"). If an election is not made, an automatic salary reduction contribution of 1% will be made to the Plan on the participant's behalf in the established default fund. Currently, the fixed income fund has been established by the Committee as the default fund. Participants may also make additional contributions of up to ten percent of after-tax earnings. Pre-tax contributions are subject to Internal Revenue Service guidelines.

         The Company may, at its discretion, make a profit sharing contribution as determined by the Company. The Company profit sharing contributions are allocated to each active participant on a pro rata basis based on such employee's base earnings, up to $100,000, for the fiscal year ended October 31. The Company profit sharing contributions are invested 100 percent in the Harnischfeger Common Stock Fund. There were no Company profit sharing contributions made to the Plan for fiscal years ended 1998 and 1997.

         On July 1, 1998, an amendment was made to the Plan that applies to employees of Princeton Paper, LLC ("Princeton"). For each month after July 1, 1998, the Company will make contributions for each participant employed by Princeton during that month in an amount equal to three percent of the participant's earnings for the month. A participant must be fully vested to be eligible for the employer contributions. The participant shall become fully vested upon the earlier of the participant's attainment of age 65, death or completion of three years of service.

         Participants Who Have Withdrawn From The Plan
         ---------------------------------------------
         Approximately $15 million of plan assets relate to accounts of persons no longer active in the Plan as of October 31, 1998. These individuals are former participants who have not yet elected to receive a distribution within the guidelines of the Plan.

         Investment Options
         ------------------

         Each participant elects to invest his contribution in one or more of the investment funds offered under the Plan. Such elections are made directly to Fidelity at the discretion of the participant. The investment funds currently available to plan participants are as follows:

              Fidelity Magellan Fund
              ----------------------

              This is a capital appreciation mutual fund which invests primarily in common stocks of companies which are expected to demonstrate long-term earnings growth greater than the economy as a whole. Investment securities may be of foreign, domestic, and multinational companies. This fund had 2,923 and 3,181 participants at October 31, 1998 and 1997, respectively.

              Fidelity Equity Income Fund
              ---------------------------

              This stock fund is a growth and income fund which had 1,927 and 2,156 participants as of October 31, 1998 and 1997, respectively. The fund invests in income-producing common stocks or preferred stocks whose prospects for appreciation in both value and dividend income are deemed favorable. The fund looks for a dividend yield that exceeds the average yield of the "Standard & Poor's 500".

              Fixed Income Fund
              -----------------

              This fund invests primarily (i) in government obligations, treasury bills, certificates of deposit, commercial paper, bonds, notes and other evidences of indebtedness and other obligations of a similar nature expected to produce a fixed income, (ii) in a deposit account, deposit administration fund, guaranteed investment contract ("GIC") or similar fund or contract maintained by a legal reserve life insurance company pursuant to an agreement with or a group annuity contract issued by such insurance company, or (iii) in a combination of investments permitted under (i) and
              (ii) above. This fund had 2,788 and 3,444 participants as of October 31, 1998 and 1997, respectively.

              Fidelity Overseas Fund
              ----------------------

              This fund seeks long-term capital appreciation primarily through investments in foreign securities. There were 896 participants at October 31, 1998 and 1,077 participants at October 31, 1997.

              Spartan U.S. Equity Index Fund
              ------------------------------

              This fund seeks investment results that correspond to the total return performance of the Standard & Poor's 500 Stock Index. The total return performance is the combination of capital changes and income. At October 31, 1998 and 1997, this fund had 1,152 and 1,221 participants, respectively.

              PIMCO Total Return Fund
              -----------------------

              This fund invests 65% of its assets in a diversified portfolio of fixed income securities of varying maturities averaging three to six years, up to 10% may be invested in fixed income securities that are rated below investment grade but rated B or better by Moody's or S&P and also may invest up to 20% of its assets in foreign denominated securities and an additional 5% beyond that limit in U.S. dollar-denominated securities of foreign issuers. As of October 31, 1998 and 1997, there were participants of 638 and 104, respectively.

              PBHG Growth Fund
              ----------------

              This fund seeks capital appreciation by investing in small and medium sized company common stocks and securities convertible into common shares, but also may invest up to 5% of its assets in warrants and rights to purchase common stock. This fund had 508 and 457 participants at October 31, 1998 and 1997, respectively.

              PIMCO Capital Appreciation Fund
              -------------------------------

              This fund seeks growth of capital and invests primarily in common stocks of the 1,000 largest companies, by market capitalization, that have improving factors such as growth of earnings and dividends. This fund had 419 and 328 participants at October 31, 1998 and 1997, respectively.

              Harnischfeger Common Stock Fund
              -------------------------------

              This fund invests exclusively in the common stock of Harnischfeger Industries, Inc. The fund encourages employee ownership while seeking long-term capital appreciation. At October 31, 1998 and 1997, this fund had 3,135 and 3,541 participants, respectively.


              Fidelity Asset Manager Fund
              ---------------------------

              This mutual fund maintains a mix of investments in domestic and foreign stocks, bonds, and short-term instruments with the expectation of achieving a long-term high total return. The fund can allocate its assets within the following investment parameters: 30-70% in stocks, 20-60% in bonds, and 0-50% in short-term/money market class investments. This fund had 472 participants at October 31, 1998 and 503 participants at October 31, 1997.

         Vesting of Participant Accounts
         -------------------------------

         Participants vest in accordance with the plan provisions defined in the Plan Document.

         Participant Loans
         -----------------

         Participants are allowed to obtain loans from the Plan which are drawn against their investment accounts, subject to limitations of the Plan, and bear interest rates of 2% over prime as of the date of the loan.

         Distributions
         -------------

         Upon termination of employment with the Company for any reason, including resignation, retirement, dismissal, long-term disability or death, participants (or designated beneficiaries) are paid the vested amounts due them by payment in: (1) a lump sum, or (2) substantially equal quarterly or annual installments over a period not to exceed the lesser of (a) 10 years or (b) the life expectancy of the participant or, if the participant has designated a beneficiary who is an individual, the joint and last survivor expectancy of the participant and his designated beneficiary or (3) a combination of lump sum and installment payments. Payment may be made in cash or property (fair market value at date of distribution as determined by the trustee). Participants may request that distribution of their accounts be invested in the Harnischfeger Common Stock Fund.

         In the event of financial hardship, a participant may apply for a withdrawal of all or any portion of the salary reduction contributions credited to his account. Withdrawals during employment of salary reduction contributions may be granted by the Committee only if the participant can demonstrate to the satisfaction of the Committee that a financial hardship exists within the definitions of the Internal Revenue Code.


(4)      PLAN TERMINATION

         The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


(5)      FEDERAL INCOME TAXES

         The Internal Revenue Service has determined and informed the Company by a letter dated January 8, 1996 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

         With respect to participants, pre-tax contributions to the Plan are excluded from wages subject to federal and most state income taxes. Earnings on contributions are not taxable until distributed.





(6) INVESTMENTS
    The following relates to investment shares, net asset values and market value at October 31.


                                                                 1998                                     1997
                                                   ----------------------------------     ------------------------------------
                                                                  Net                                     Net
                                                     Number      Asset    Fair Market       Number       Asset     Fair Market
                                 Funds              of Shares    Value      Value         of Shares      Value       Value
                                                                --------                               ----------
     --------------------------------------------- -----------            -----------     -----------              -----------

     Investments at Fair Value as Determined
        by Quoted Market Price:

          Fidelity Magellan Fund                      592,126   $105.03  $62,190,970         643,817     $ 96.45  $62,096,161
          Fidelity Equity Income Fund                 587,431     53.37   31,351,186         673,599       51.18   34,474,806
          Fidelity Intermediate Bond Fund                   0     10.31            0         302,406       10.18    3,078,489
          Fidelity Overseas Fund                      174,583     33.96    5,928,842         216,261       34.12    7,378,819
          Spartan U.S. Equity Index Fund              401,423     39.28   15,767,914         435,600       33.17   14,448,834
          Fidelity Asset Manager Fund                 230,652     18.96    4,373,182         225,249       18.77    4,227,919
          Harnischfeger Common Stock Fund           1,489,223      9.44   14,058,265         792,835       39.38   31,221,844
          PBHG Growth Fund                            106,844     20.49    2,189,232         126,006       26.23    3,305,139
          PIMCO Capital Appreciation Fund             156,382     23.32    3,646,837         135,266       23.49    3,177,390
          PIMCO Total Return Fund                     387,096     10.96    4,242,573          55,486       10.80      599,249

     Investments at Estimated Fair Value:
          Loans to Participants                                    1.00    4,146,036                        1.00    5,294,933

     Investments at Contract Value:
          Fixed Income Fund                                        1.00   79,944,734                        1.00   90,505,365

                                                                                                                   -----------
                                                                          -----------

                                                                        $227,839,771                             $259,808,948
                                                                         ===========                              ===========




            The following information relates to investment gain (loss) activity during the periods.

                                                                                                Change in Unrealized
                                                        Realized Gains (Losses)               Appreciation(Depreciation)
                                                    -----------------------------           ------------------------------

                                  Fund                 1998               1997                 1998               1997
     ---------------------------------------------- -----------       -----------           -----------        -----------

          Fidelity Magellan Fund                   $ 1,432,876       $ 1,191,213           $ 4,145,483        $10,796,938
          Fidelity Equity Income Fund                1,060,746           640,409               741,347          4,988,690
          Fidelity Intermediate Bond Fund                1,363            (6,189)                  329             26,180
          Fidelity Overseas Fund                       111,050            78,021               (74,379)           483,022
          Spartan U.S. Equity Index Fund             1,063,917           648,925             1,691,521          1,938,067
          Fidelity Asset Manager Fund                   22,409            26,655                20,546            342,372
          Harnischfeger Common Stock Fund           (4,001,481)          408,434            (16,842,270)         (691,257)
          PBHG Growth Fund                            (159,613)          (36,676)             (483,011)            97,735
          PIMCO Capital Appreciation Fund               42,834               884               (20,604)           402,632
          PIMCO Total Return Fund                          (98)             (290)               98,179             11,169
                                                    -----------       -----------           -----------        -----------

                                                    $ (425,997)       $ 2,951,386           $ (10,722,859)     $18,395,548
                                                    ===========       ===========           ==============     ===========




Schedule I


        HARNISCHFEGER INDUSTRIES, INC. EMPLOYEES' SAVINGS PLAN Additional
           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES Information
                           OCTOBER 31, 1998




                                                                 Description of                         Cost           Fair Market
Identity of Issue                                                  Investment                         of Asset            Value
------------------------------------------------------------ ------------------------               --------------    --------------
Employer's Stock Fund:
Harnischfeger Industries, Inc. Common Stock                       Common Stock                       $ 22,552,624      $ 14,058,265

Mutual Stock Funds:
Fidelity Equity Income Fund                                         Open-end                           23,383,158        31,351,186
Fidelity Overseas Fund                                               Mutual                             5,466,212         5,928,842
Spartan U.S. Equity Index Fund                                        Funds                            11,605,635        15,767,914
                                                                                                    --------------    --------------
                                                                                                       40,455,005        53,047,942
Balanced Funds:
Fidelity Asset Manager Fund                                       Open-end Fund                         3,944,750         4,373,182
PIMCO Total Return Fund                                               Funds                             4,138,510         4,242,573
                                                                                                    --------------    --------------
                                                                                                        8,083,260         8,615,755
Growth Funds:
Fidelity Magellan Fund                                           Open-end Funds                        46,165,892        62,190,970
PBHG Growth Fund                                                                                        2,643,152         2,189,232
PIMCO Capital Appreciation Fund                                                                         3,408,148         3,646,837
                                                                                                    --------------    --------------
                                                                                                       52,217,192        68,027,039
Fixed Income Securities:
FMTC Insti Money MKT, at 5.30%                                      Open-end                            3,258,184         3,258,184
AIG Financial Products, at 5.90%                                November 16, 1998                       3,017,160         3,017,160
Connecticut General Guaranteed
      Investment Contract, at 7.68%                             December 31, 1998                       6,930,766         6,930,766
Chase Manhattan Bank, at 5.94%                                  November 16, 1998                       1,508,934         1,508,934
Deutsche Bank AG, at rates ranging
      from 5.69% to 6.12%                                        November 16, 1998                      2,565,414         2,565,414
Monumental Life Insurance Co., at                              Nov.16, 1998 thru
      rates ranging from 5.21% to 6.15%                          Aug. 30, 2001                         11,602,490        11,602,490
New England Mutual Guaranteed Investment Contract,
     at rates ranging from 4.55% to 6.00%                       Dec.31, 1998 thru Dec. 31, 2001           120,063           120,063
Ohio National Life Insurance Company, at 5.90%                 September 30, 1999                       4,702,344         4,702,344
Provident Life & Accident Guaranteed
     Investment Contract, at 5.85%                            December 31, 1998                         4,931,864         4,931,864
Principal Life Insurance, at 7.20%                                May 31, 2001                          4,643,377         4,643,377
Rabo Bank Nederland ABS Guaranteed
     Investment Contract, at 6.69%                             November 16, 1998                        2,003,500         2,003,500
Safeco Life Insurance, at 7.14%                                 September 9, 1999                       4,041,471         4,041,471
Security Life of Denver, at 6.07%                                 March 1, 1999                         4,784,827         4,784,827
SunAmerica Life Insurance Guaranteed
     Investment Contract, at 6.02%                               December 31, 1998                      4,682,136         4,682,136
State Street Bank Guaranteed Investment Contract, at
     rates ranging from 5.21% to 5.93%                        Nov.6, 1998 thru Nov. 25, 2001            9,106,109         9,106,109
Sun Life of Canada Guaranteed Investment Contract, at
     rates ranging from 6.74% to 6.99%                        Mar.31, 2000 thru June 30, 2000          11,043,263        11,043,263
UBS AG, at 6.25%                                                November 16, 1998                       1,002,832         1,002,832
                                                                                                    --------------    --------------
                                                                                                       79,944,734        79,944,734
Outstanding Loan Balance with
     interest rates ranging from 8% to 11%         Maturity dates ranging from current to 15 years              -         4,146,036
                                                                                                    ==============    ==============
Total Assets Held For Investment                                                                    $ 203,252,815     $ 227,839,771
                                                                                                    ==============    ==============




Additional
Information
Schedule II


             HARNISCHFEGER INDUSTRIES, INC. EMPLOYEES' SAVINGS PLAN
                           5500-ITEM 27(d)
                 SCHEDULE OF REPORTABLE TRANSACTIONS
                 FOR THE YEAR ENDED OCTOBER 31, 1998



                                                                                                              EXPENSE
IDENTITY OF                            DESCRIPTION       PURCHASE          SELLING             LEASE        INCURRED WITH
PARTY INVOLVED                        OF ASSET            PRICE             PRICE             RENTAL         TRANSACTION
--------------------------------    --------------    ---------------   ---------------    --------------  ---------------------
FMTC Inst. Money Market             Money Market
412 Purchases                       Securities           $49,105,791
490 Sales                                                                 $ 51,009,309          N/A            None

Harnischfeger Ind                   Common
241 Purchases                       Stock                $11,122,553
223 Sales                                                                  $ 7,446,247          N/A            None

Fidelity Magellan                   Growth Fund
241 Purchases                                            $16,775,566
223 Sales                                                                 $ 22,288,715          N/A            None

Fidelity Equity Income              Stock Fund
241 Purchases                                            $11,195,022
216 Sales                                                                 $ 16,110,687          N/A            None

Spartan U.S. Equity Index           Stock Fund
232 Purchases                                             $6,938,452
183 Sales                                                                  $ 8,374,658          N/A            None





                  CURRENT VALUE
                                           OF ASSET ON
                              COST OF           TRANSACTION          NET
                               ASSET              DATE           GAIN/(LOSS)
                            ------------   ---------------    --------------
FMTC Inst. Money Market
412 Purchases                                $49,105,791
490 Sales                  $51,009,309       $51,009,309         None

Harnischfeger Ind
241 Purchases                                $11,122,553
223 Sales                  $ 6,641,132        $7,446,247         $ 805,115

Fidelity Magellan
241 Purchases                                $16,775,566
223 Sales                  $17,490,430       $22,288,715       $ 4,798,284

Fidelity Equity Income
241 Purchases                                $11,195,022
216 Sales                  $12,715,266       $16,110,687       $ 3,395,421

Spartan U.S. Equity Index
232 Purchases                                 $6,938,452
183 Sales                  $ 6,662,330        $8,374,658       $ 1,712,328





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                            HARNISCHFEGER INDUSTRIES
                             EMPLOYEES' SAVINGS PLAN
                                 (Name of Plan)








Date:    April 22, 1999                     By:        /s/ Francis M. Corby, Jr.
                                                      --------------------------
                                                    Executive Vice President For
                                                      Finance and Administration
                                                     and Chief Financial Officer
                                                  Harnischfeger Industries, Inc.





                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-23985) of Harnischfeger Industries, Inc. of our report dated April 9, 1999 appearing on page 1 of this Annual Report on Form 11-K.


PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
April 22, 1999